Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated December 7, 2007

Final terms and conditions

Medium-Term Notes, Series B – CMS Linked Accrual Notes

Issuer:	Toyota Motor Credit Corporation (“TMCC”)
Agent:	Nomura Securities International, Inc.
Rating:	Aaa/AAA
Currency:	USD
Trade Date:	December 7, 2007
Issue Date:	December 20, 2007
Maturity Date:	December 20, 2027
Issue Price:	100.00%
Redemption Price:	100.00%
Nominal Amount:	USD 10,000,000 (may be increased prior to Issue Date)
Denomination:	USD 10,000 x USD 1,000
Coupon per Denomination:
Year 1: Denomination x 8.5%
Year 2 – Year 10: Denomination x 8.5% x n/N
Year 11 – Year 15: Denomination x 9.0% x n/N
Year 16 – Year 20: Denomination x 12.0% x n/N

(Year 2 – Year 20, the “Floating Interest Rate Period”)

Where:

“n” is the number of calendar days in the relevant Calculation Period, as determined by the Calculation Agent, on which the Reference Spread as observed on such calendar day fixes on or above the Barrier for that Calculation Period.

“N” is the total number of calendar days in the corresponding Interest Period to “n” above.

“Interest Period” is the period beginning on and including the Issue Date and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Reference Spread:	(30-Year CMS Rate minus 10-Year CMS Rate)

Where,
“30-Year CMS Rate” means the USD Constant Maturity Swap (“CMS”) Rate (USD-ISDA-Swap Rate) with a Designated Maturity of 30 years as quoted on a semi-annual, 30/360 basis vs. 3 month USD LIBOR as observed in the first column (11:00 a.m. New York fixing) on Reuters Page ISDAFIX1 by the Calculation Agent on each U.S. Government Securities Business Day during the relevant Calculation Period (ISDA Definitions amended accordingly).

“10-Year CMS Rate” means the USD CMS Rate (USD-ISDA-Swap Rate) with a Designated Maturity of 10 years as quoted on a semi-annual, 30/360 basis vs. 3 month USD LIBOR as observed in the first column (11:00 a.m. New York fixing) on Reuters Page ISDAFIX1 by the Calculation Agent on each U.S. Government Securities Business Day during the relevant Calculation Period (ISDA Definitions amended accordingly).

Reference Spread Observation:
The Calculation Agent shall observe the Reference Spread on each calendar day in an Interest Period. Provided that:

(1)
Prior to the Rate Cut-off Date, the Reference Spread for a calendar day, which is a non-U.S. Government Securities Business Day, shall be deemed to be the Reference Spread as observed on the previous day that was a U.S. Government Securities Business Day.

(2)
The Reference Spread for the period after the Rate Cut-off Date through to the end of such Interest Period shall be deemed to be the Reference Spread as observed on the Rate Cut-off Date for that Interest Period.

Rate Cut Off Date:
5 U.S. Government Securities Business Days prior to the Interest Payment Date for the relevant Interest Period.

Barrier for the relevant Interest Period:	0.00%
Day Count Fraction:	30/360
Interest Payment Dates:	Semi-Annual on the 20th of each June and December commencing June 20, 2008
Business Day Convention:	Following, unadjusted

Business Days:
For Reference Rate Observations:	U.S. Government Securities Business Days
For Payments:	London and New York Business Days
For Call Notice Period:	London and New York Business Days

Issuer Call:
Callable in whole, but not in part, at 100.00% on each Interest Payment Date from and including December 20, 2008 to and including June 20, 2027.

Call Notice Period:	10 calendar days
Calculation Agent:	Nomura Global Financial Products Inc.

Selling Restrictions:
See prospectus. No purchase, offer, sale, resale or delivery of any Notes or distribution of any offering material relating to the Notes may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and which will not impose any obligation on the Issuer or the Calculation Agent.

Terms of Sale:
Any sale of Notes pursuant to this term sheet shall be to the Purchaser on a principal-to-principal basis for the Purchaser’s own account.

Governing Law:	New York
Original Issue Discount:	Yes
Documentation:	US MTN Program
CUSIP:	89233PP26

This term sheet relates to the Prospectus dated March 7, 2006, as supplemented by the Prospectus Supplement dated March 7, 2006, which can be found at: http://www.sec.gov/Archives/edgar/data/834071/000104746906002954/a2168048z424b3.htm

Risk Factors

Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in “Risk Factors” on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 30-Year CMS Rate and the 10-Year CMS Rate, and other events that are difficult to predict and beyond TMCC’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in redeemable CMS linked accrual notes and the suitability of the Notes in light of their particular circumstances.

The Amount of Interest Payable on the Notes During the Floating Interest Rate Period Is Uncertain and Could Be 0.0%.

The 30-Year CMS Rate and 10-Year CMS Rate are floating rates. During the Floating Interest Rate Period, no interest will accrue on the Notes with respect to any calendar day on which the difference between the 30-Year CMS Rate and the 10-Year CMS Rate (the “Spread”) is determined or deemed to be less than 0.0%. For every calendar day on which the Spread is determined or deemed to be less than 0.0%, the effective interest rate for the applicable interest calculation period will be reduced, and if the Spread remains at less than 0.0% with respect to an entire interest calculation period, the effective interest rate for that interest calculation period will be 0.0%.

During the Floating Interest Rate Period, the Yield on the Notes May Be Lower than the Yield on a Standard Debt Security of Comparable Maturity.

During the Floating Interest Rate Period, the Notes will bear interest at a rate of 0.0% per annum with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. As a result, if the Spread remains at less than 0.0% for a substantial number of calendar days during an interest calculation period, the effective yield on the Notes for such interest calculation period will be less than what would be payable on conventional, fixed-rate redeemable notes of TMCC of comparable maturity.

The Applicable Spread with Respect to the Fifth U.S. Government Securities Business Day Preceding the End of an Interest Calculation Period Will Apply for The Remainder of That Interest Calculation Period.

Because during the Floating Interest Rate Period the Spread determined on the fifth U.S. Government Securities Business Day preceding each Interest Payment Date (or maturity, as applicable) applies to each of the remaining calendar days in the related interest calculation period, if the Spread with respect to that U.S. Government Securities Business Day sets at less than 0.0%, no interest will be paid on the Notes with respect to the remaining calendar days in that interest calculation period, even if the Spread on any of the subsequent remaining calendar days were actually to set at or above 0.0%.

The Price at Which the Notes May Be Resold Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

TMCC believes that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, fluctuations in the Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

•	The market value of the Notes might be affected by changes in the 30-Year CMS Rate and 10-Year CMS Rate. For example, a decrease in the 30-Year

CMS Rate combined with either an increase or no change in the 10-Year CMS Rate could cause a decrease in the market value of the Notes because no interest will be payable on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. Conversely, an increase in the 30-Year CMS Rate relative to the 10-Year CMS Rate could cause an increase in the market value of the Notes. However, if the Spread increases or remains high, the likelihood of the Notes being redeemed would increase. The 30-Year CMS Rate and 10-Year CMS Rate themselves will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the mid-market semi-annual swap rates in particular.

•	Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 30-Year CMS Rate and 10-Year CMS Rate increases, the market value of the Notes may decrease.

The impact of one of the factors specified above may offset some or all of any change in the market value of the Notes attributable to another factor.

In general, assuming all relevant factors are held constant, TMCC expects that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The Historical Performance of the 30-Year CMS Rate and 10-Year CMS Rate is Not an Indication of the Future Performance of the 30-Year CMS Rate and 10-Year CMS Rate.

The historical performance of the 30-Year CMS Rate and 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and 10-Year CMS Rate during the term of the Notes. Changes in the 30-Year CMS Rate and 10-Year CMS Rate will affect the trading price of the Notes, but it is impossible to predict whether the 30-Year CMS Rate or 10-Year CMS Rate will rise or fall.

The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

You should also consider the tax consequences of investing in the Notes.  The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the related pricing supplement called “United States Federal Income Taxation.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in the pricing supplement), subject to certain adjustments.  In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income.  If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied.  Please read carefully the section of the related pricing supplement called “United States Federal Income Taxation.”

United States Federal Income Taxation

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes.  This discussion applies to an initial holder of Notes purchasing the Notes at their “issue price” for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect.  This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	a tax-exempt entity;
•	a dealer in securities or foreign currencies;
•	a person holding the Notes as part of a hedging transaction, ‘‘straddle,’’ conversion transaction, or integrated transaction, or who has entered into a ‘‘constructive sale’’ with respect to the Notes;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
•	a trader in securities or foreign currencies that in either case elects to apply a mark-to-market method of tax accounting; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effects of any applicable state, local or foreign tax laws are not discussed.  Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies only to a “U.S. Holder” of Notes.  A “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The Notes are obligations subject to the Treasury Regulations governing contingent payment debt instruments, and the discussion herein assumes this treatment.  Under this treatment, the Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

TMCC is required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which TMCC could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  The “comparable yield” for the Notes will be based on information furnished to TMCC by the Calculation Agent and will be set forth in the related pricing supplement.

Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a “projected payment schedule” in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.  The “projected payment schedule” in respect of the Notes will be set forth in the related pricing supplement.

For U.S. federal income tax purposes, a U.S. Holder is required to use TMCC’s determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of a U.S. Holder’s accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward in each year to reflect the difference between actual and projected payments with respect to the Notes (as discussed below).

Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Maturity Date of the Notes, that equals:

•
the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and
•	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described below) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of any prior payments) with respect to the Note.

In addition, a U.S. Holder will have a “positive adjustment” if the amount of any contingent payment is more than the projected amount of that payment and a “negative adjustment” if the amount of the contingent payment is less than the projected amount of that payment.  The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in that year (a “net positive adjustment”) and will be adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a “net negative adjustment”).  To the extent a net negative adjustment exceeds the amount of interest a U.S. Holder otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all previous interest inclusions under the Notes over (ii) the total amount of the holder’s net negative adjustments treated as ordinary losses in prior taxable years.  Any net negative adjustments in excess of  such amounts will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes.  A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and the holder’s adjusted tax basis in the Note.  A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Note.  A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, if a U.S. Holder recognizes a loss above certain thresholds, the holder may be required to file a disclosure statement with the IRS.  U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

Tax Consequences to Non-U.S. Holders

The following discussion applies only to a “Non-U.S. Holder” of Notes. A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a nonresident alien fiduciary of a foreign estate or trust.

“Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition.  Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that the holder has fulfilled the certification requirement described below and these amounts are not effectively connected with the holder’s conduct of a U.S. trade or business.

The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that the holder is not a U.S. person and provides its name and address and otherwise satisfies applicable requirements.

If a Non-U.S. Holder is engaged in a U.S. trade or business and if the income or gain on the Note, if any, is effectively connected with the holder’s conduct of that trade or business, although exempt from the withholding tax discussed above, the holder will generally be subject to regular U.S. income tax on that income or gain in the same manner as if the holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, the holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding.  Non-U.S. Holders to which this paragraph applies are urged to consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.

Backup Withholding and Information Reporting

Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will be subject to information reporting if a holder is not an “exempt recipient” (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions.  A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC, for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Nomura Securities International, Inc. by calling (212) 667-2222.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.